July 14, 2009

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: Duane Reade Holdings, Inc.

Form 10-K for the Fiscal Year Ended December 27, 2008

File No. 333-122206-05

Dear Mr. Rosenberg:

Following is a response to each of the comments raised in your June 29, 2009 letter on the Company’s Form 10-K filing referenced above. For ease of review, we have reproduced your original comments, followed immediately by the Company’s response.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Other Factors Influencing our Liquidity, page 54

1.

Please revise your table of contractual cash obligations on page 55 to include interest expense attributable to all your debt, not just your fixed-rate debt. Disclose in a footnote to the table the assumptions made in estimating interest payments presented for variable rate debt and provide the range of possible payment resulting from your “no cost collar” interest rate swap agreement.

Response:

In future filings, beginning with the Company’s quarterly report for the quarter ended June 27, 2009, the Company will include the scheduled interest payments attributable to all its debt in the table of contractual obligations. The Company will also provide in a footnote to the table the assumptions made in estimating interest payments presented for variable rate debt and provide a range of possible payments resulting from its interest rate collar.

The affected portion of the Contractual Cash Obligation table would appear as follows in the Company’s quarterly report for the quarter ended June 27, 2009:

Payments due by Period
Contractual Cash Obligations	Total	Within 1 year	Within 2-3 years	Within 4-5 years	After 5 years
(dollars in thousands)

Variable Interest Payments (1)	$xx,xxx	xx,xxx	xx,xxx	xx,xxx	-

(1)

The estimated interest payments for our variable rate debt are calculated using the outstanding balances and interest rates applicable as of June 27, 2009. Borrowings under our variable rate debt are primarily LIBOR-based. At June 27, 2009, our hedging activity consists of a “no cost” interest rate collar designed to hedge interest rate variability on portions of our LIBOR-based borrowings. At June 27, 2009, the LIBOR rate in effect was approximately xx%, which was below the minimum rate specified under the “no cost collar.” The fair value of the interest rate collar resulted in a hedge liability of $xx million at June 27, 2009. We expect approximately $xx million associated with the interest rate collar to be recognized as additional interest expense during the next twelve months. The potential payments due under the interest rate collar are not included in the above table since the actual payments will vary with LIBOR rates. This hedging arrangement expires on December 15, 2010.

Critical Accounting Policies

Impairment of Goodwill and Intangible Assets, page 59

2.

Please revise your disclosure to clarify why you have no apparent impairment of your goodwill and trade name intangible assets given your continuing losses, your stockholders’ deficit and the slow-down in the economy. In your response, please clarify how you identify reporting units for goodwill impairment testing purposes and how you determine the fair value for your indefinite-lived trade name. To the extent your impairment tests indicate that impairment is avoided by narrow margins, please disclose this fact, the major assumptions used in your analysis and the impact of reasonably likely changes in your major assumptions.

Response:

The Company’s common and preferred stock is privately held, and there is no active market that can provide a valuation of the Company’s equity. As a result, to calculate the fair value of its reporting unit for goodwill impairment testing, the Company utilizes a discounted cash flow (“DCF”) approach. A comparable company market value approach was utilized to corroborate the concluded fair value of the reporting unit by comparing the trading multiples of selected publicly traded benchmark companies to the Company’s implied multiples based on the results of the DCF analysis.

While the Company has incurred continuing net losses since its acquisition on July 30, 2004, the net losses are due primarily to the additional depreciation and amortization expense relating to the stepped-up fair value of its assets on the acquisition date, and increased interest expense on acquisition-related indebtedness. In addition, while the Company had an accumulated stockholders’ deficit of $415.1 million at March 28, 2009, it generated positive net cash flows from operations of $4.3 million during the 13 weeks ended March 28, 2009, $44.3 million in fiscal 2008, $19.3 million in fiscal 2007 and $11.6 million in fiscal 2006.

The Company took into account the deterioration in the economy when preparing the various assumptions utilized in its 2008 DCF approach. For example, in comparison to the assumptions utilized in the 2007 DCF approach, the 2008 DCF approach reflects significantly reduced same-store revenue growth for fiscal 2009 and 2010, fewer total new store openings and a higher discount rate. While the results of the 2008 DCF approach showed a 32% reduction in the Company’s fair value, compared to the 2007 DCF results, it did not indicate an impairment of the goodwill. The goodwill impairment was avoided by a significant margin, and reasonably likely changes in the major assumptions would not have changed the overall results. For example, an additional two percentage point increase in the discount rate utilized in the first step of the analysis would not have resulted in an indication of impairment and the performance of the second step of the analysis (all other inputs remaining the same). While it is not reasonably likely to occur, the Company could have eliminated its estimated cash flows for year 2009 from the 2008 DCF approach, and the analysis would still not have resulted in an indication of impairment and the performance of the second step of the analysis (all other inputs remaining the same).

The Company corroborated the fair value of the reporting unit that was generated by the DCF analysis using a comparable company market value approach calculation and concluded that the results of the DCF approach were reasonable. The Company has not made any major changes in its impairment loss assessment methodology for goodwill since its adoption of SFAS No. 142, “Goodwill and Other Intangible Assets.”

To identify the appropriate reporting unit for goodwill impairment testing, the Company considered the guidance within SFAS No. 131, “Disclosures about Segments of an Enterprise and Related Information,” and SFAS No. 142. Under SFAS No. 131, an operating segment is “a component of an enterprise: (a) that engages in business activities for which it may earn revenues and incur expenses (b) whose operating results are regularly reviewed by the enterprise’s chief operating decision maker (“CODM”) to make decisions about resources to be allocated to the segment and assess its performance, and (c) for which discrete financial information is available.” Under SFAS No. 142, a reporting unit is defined as an operating segment or one level below an operating segment (referred to as a component).

The Company has discrete financial information, available by store, that is reviewed regularly by the Company’s CODM and decisions about resources to be allocated and performance is assessed based on the discrete financial information. The Company has concluded that it operates in a single reportable operating segment, with each store representing a component of the operating segment. All of the Company’s stores are operated as one single business within a single geographic market and satisfy the aggregation criteria specified under paragraph 17 of SFAS No. 131. The Company has aggregated all of its components into one reporting unit for the purpose of assessing goodwill impairment.

To calculate the fair value of the trade name, the Company utilizes a royalty savings methodology. Execution of the royalty savings methodology requires a projection of expected future annual revenue of the business as well as the selection of an appropriate discount rate to present value the royalty savings. The Company has not made any major changes in its impairment loss assessment methodology for the trade name since its adoption of SFAS No. 142.

Compared to its 2007 analysis, the Company increased the discount rate utilized for the 2008 trade name fair value calculation by 2%. A further 1% increase in the discount rate would have resulted in a partial trade name impairment of approximately $0.3 million.

We will expand the disclosures in our future filings, beginning with the Company’s annual report on Form 10-K for the year ending December 26, 2009, to disclose the methodology applied to calculate the fair value of the trade name, to disclose the major assumptions used in the impairment analysis for goodwill and the trade name and to disclose the extent either impairment analysis is avoided by narrow margins. The Company will also revise its future filings to disclose the impact of reasonably likely changes in the major assumptions used in both analyses.

Financial Statements and Supplemental Data

Consolidated Statements of Operations, page 66

3.

You disclose cost of sales and gross profit excluding depreciation and amortization. In MD&A on page 43 you disclose that you exclude depreciation and amortization related to your distribution centers. Please revise your disclosure to include this depreciation and amortization or remove the presentation of gross profit in the statements of operations and selected financial presentation of gross profit in the statements of operations and selected financial data and remove your discussion of gross profit and gross margin in your MD&A.

Response:

As permitted by SAB Topic 11B, the Company does not include depreciation or amortization in its cost of goods sold. The Company will revise its future filings, beginning with the Company’s quarterly report for the quarter ended June 27, 2009, to remove the presentation of gross profit in the statement of operations. The Company will remove any references in its future filings of the terms gross profit and gross margin, and will use the term “product margin” when discussing the difference between our net sales and our cost of sales.

The revised format of the Company’s statement of operations, using the Company’s statement of operations for the 13 weeks ended March 28, 2009 as an example, will appear as follows:

Duane Reade Holdings, Inc.

Consolidated Statements of Operations (Unaudited)

(In thousands)

13 Weeks Ended
March 28, 2009
Net sales	$444,456
Costs and expenses:
Cost of sales (exclusive of depreciation and amortization shown separately below)	307,246
Selling, general and administrative expenses	122,055
Depreciation and amortization	18,076
Store pre-opening expenses	47
Other expenses	1,404
Operating loss	(4,372)
Interest expense, net	11,900
Loss before income taxes	(16,272)
Income tax expense	939
Net loss	$(17,211)

Notes to Consolidated Financial Statements

Note 1: Organization and Summary of Significant Accounting Policies

Sales taxes, page 73

You disclose that sales taxes are not a component of revenues. On page 40 of your March 28, 2009 Form 10-Q, you indicate that price increases related to cigarette excise tax increases contributed to favorable front-end store sales in the first quarter of 2009. Please revise your policy disclosure to clarify what taxes are included in revenues and disclose the amount of those taxes included in revenues, if significant, pursuant to paragraph 4 of EITF 06-3.

Response:

The Company will revise its future filings, beginning with the Company’s quarterly report for the quarter ended June 27, 2009, to clarify what taxes are included in revenues and to disclose the amount of those taxes included in revenues.

For the quarter ended June 27, 2009, the relevant disclosure would appear as follows:

State and local excise taxes on cigarettes are prepaid by the Company. The Company is reimbursed for the excise tax from customers at the point-of-sale and reflects the amounts collected as a component of net sales. During the 13-weeks and 26-weeks ended June 27, 2009, the Company included $xx million and $xx million, respectively, of cigarette excise taxes in net sales. During the 13-weeks and 26-weeks ended June 28, 2008, the Company included $xx million and $xx million, respectively, of cigarette excise taxes in net sales.

* * *

In connection with the responses submitted herewith, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosures in the filing;
•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to file its quarterly reports on Form 10-Q for the quarter ending June 27, 2009 on August 6, 2009. Accordingly, please contact me with any comments that may impact these disclosures as soon as possible so that we may incorporate them into the filing.

Sincerely,

/s/ JOHN K. HENRY

John K. Henry

Senior Vice President and Chief Financial Officer